UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Geokinetics, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    372910109
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 225-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------
CUSIP No. 372910109

----------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Switzerland

                               7       SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY                See Item 5
  EACH REPORTING PERSON
      WITH                     8       SHARED VOTING POWER

                                       See Item 5

                               9       SOLE DISPOSITIVE POWER

                                       See Item 5

                              10       SHARED DISPOSITIVE POWER

                                       See Item 5
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5

     14       TYPE OF REPORTING PERSON*

              BK, HC, 00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D, originally filed on October 12, 1999 (the "Schedule 13D") with respect to the shares of common stock, par value $.01 per share (the "Shares"), of Geokinetics, Inc.. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

          All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term CSFB-USA, respectively.

      Item 2.     Identity and Background.
                  -----------------------

          The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

          (i) by deleting the first paragraph and replacing it with the following:

          "This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

          The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

          As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJ Investment Partners, L.P., a Delaware limited partnership ("Investment Partners"); (2) DLJ Investment Associates, L.P., a Delaware limited partnership ("Investment Associates"); (3) DLJ Investment Partners, Inc., a Delaware corporation ("Investment Corp."); (4) DLJ Investment Funding, Inc., a Delaware corporation ("Funding"); (5) DLJ ESC II, L.P., a Delaware limited partnership ("ESC II"); (6) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO") and (7) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI" (together with all of the entities listed above, the "DLJ Entities"))."

          (ii) by deleting from the sixth paragraph all references to ESC.

          (iii) by deleting the second sentence of the seventh paragraph and replacing it with the following:

          "As Managing General Partner of ESC II, LBO is responsible for the day-to-day management of ESC II."

          (iv) by deleting the eighth paragraph and the eleventh through fifteenth paragraphs and replacing them with the following:

          "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

          CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this Amendment No.1. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

          The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010."

          (v) by deleting the second sentence of the sixteenth paragraph and the seventeenth through nineteenth paragraphs and replacing them with the following:

          "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA and those DLJ Entities that are corporations are set forth on Schedules A through G, respectively, attached hereto, each of which is incorporated by reference herein.

          During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedules A through G attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.
                  ------------------------------------

          The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended as follows:

          (i) by adding, at the beginning of the first paragraph, the words "The information set forth in this and the three following paragraphs is presented as of October 12, 1999."

          (ii) by deleting the fifth and sixth paragraphs and inserting the following:

          "As of the date of this Amendment No. 1, Investment Partners directly holds Warrants convertible into 18,070,791 Shares and has the shared power to vote and direct the disposition of such Warrants, as well as any Shares into which they convert, in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 1, Funding directly holds Warrants convertible into 2,575,637 Shares and has the shared power to vote and direct the disposition of such Warrants, as well as any Shares into which they convert, in accordance with the relationships described in Item 2.

          As of the date of this Amendment No. 1, ESC II directly holds Warrants convertible into 1,715,776 Shares and has the shared power to vote and direct the disposition of such Warrants, as well as any Shares into which they convert, in accordance with the relationships described in Item 2.

          As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 22,362,204 Shares, representing 54.1% of the outstanding Shares."

          The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

          "No transactions in the Shares or Warrants have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

      Item 7.     Material to be filed as Exhibits.
                  --------------------------------

                  Exhibit 1 of the Schedule 13D is hereby deleted in its entirety.

                  Exhibit 2 of the Schedule 13D is hereby deleted in its entirety.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  January 26, 2001

                                           Credit Suisse First Boston, acting
                                              solely on behalf of the Credit
                                              Suisse First Boston business unit.

                                            By: /s/ Lindsay Hollister
                                               ------------------------
                                               Name:  Lindsay Hollister
                                               Title:  Director

                                    SCHEDULES

          Schedules A through J are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule A
                                                                      ----------

                        Executive Officers and Directors
                        --------------------------------

                                       of
                                       --

                          DLJ Investment Partners, Inc.
                          -----------------------------

          The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Partners, Inc. The business address of the DLJ Investment Partners, Inc. is 277 Park Avenue, New York, NY 10172.

Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Peter T. Grauer                         277 Park Avenue                Managing Director, Credit Suisse   USA
Vice Chairman                           New York, NY 10172             First Boston business unit

Nicole S. Arnaboldi                     277 Park Avenue                Managing Director and Chief        USA
Managing Director                       New York, NY 10172             Administrative Officer, Credit
                                                                       Suisse First Boston business unit

Lawrence M.v.D. Schloss                 277 Park Avenue                Global Head of Private Equity,     USA
Managing Director                       New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

Paul Thompson III                       277 Park Avenue                Managing Director - Mezzanine      USA
Managing Director                       New York, NY 10172             Investments, Credit Suisse First
                                                                       Boston business unit

Hamilton E. James                       277 Park Avenue                Co-Head of Investment Banking,     USA
                                        New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

Michael S. Isikow                       277 Park Avenue                Principal, DLJ Merchant Banking    USA
Principal                               New York, NY 10172             Group

Douglas Ladden                          277 Park Avenue                Managing Director, Credit Suisse   USA
Principal                               New York, NY 10172             First Boston business unit

John M. Moriarity, Jr.                  277 Park Avenue                Managing Director, Credit Suisse   USA
Chief Operating Officer                 New York, NY 10172             First Boston business unit

Ivy B. Dodes                            277 Park Avenue                Senior Vice President/Principal,   USA
Vice President                          New York, NY 10172             DLJ Merchant Banking, Inc.

Edward A. Poletti                       277 Park Avenue                Principal, DLJ Merchant Banking,   USA
Vice President and Controller           New York, NY 10172             Inc.

Stuart S. Flamberg                      277 Park Avenue                Senior Vice President and Tax      USA
Director of Taxes                       New York, NY 10172             Officer, DLJ Securities
                                                                       Corporation

Mark A. Competiello                     277 Park Avenue                Senior Vice President and Tax      USA
Vice President and Tax Manager          New York, NY 10172             Officer, DLJ Securities
                                                                       Corporation

                                                                      Schedule B
                                                                      ----------

                        Executive Officers and Directors
                        --------------------------------

                                       of
                                       --

                          DLJ Investment Funding, Inc.
                          ----------------------------

          The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Funding, Inc. The business address of the DLJ Investment Funding, Inc. is 277 Park Avenue, New York, NY 10172.

Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Anthony F. Daddino                      277 Park Avenue                Chief Administrative Officer,      USA
President                               New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

Edward A. Poletti                       277 Park Avenue                Principal, DLJ Merchant Banking,   USA
Senior Vice President and Controller    New York, NY 10172             Inc.

Ivy B. Dodes                            277 Park Avenue                Senior Vice President/Principal,   USA
Vice President                          New York, NY 10172             DLJ Merchant Banking, Inc.

Stuart S. Flamberg                      277 Park Avenue                Senior Vice President and Tax      USA
Vice President and Director of Taxes    New York, NY 10172             Officer, DLJ Securities
                                                                       Corporation

Mark A. Competiello                     277 Park Avenue                Senior Vice President and Tax      USA
Vice President and Tax Manager          New York, NY 10172             Officer, DLJ Securities
                                                                       Corporation

                                                                      Schedule C
                                                                      ----------

                        Executive Officers and Directors
                        --------------------------------

                                       of
                                       --

                           DLJ Capital Investors, Inc.
                           ---------------------------

          The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.

Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Anthony F. Daddino                      277 Park Avenue                Chief Administrative Officer,      USA
Executive Vice President and Chief      New York, NY 10172             Credit Suisse First Boston
Financial Officer                                                      business unit

Joe L. Roby                             277 Park Avenue                Chairman, Credit Suisse First      USA
Chief Operating Officer                 New York, NY 10172             Boston business unit

Hamilton E. James                       277 Park Avenue                Co-Head of Investment Banking,     USA
Chief Executive Officer                 New York, NY 10172             Credit Suisse First Boston
                                                                       business unit

                                                                      Schedule D
                                                                      ----------

                        Executive Officers and Directors
                        --------------------------------

                                       of
                                       --

                      DLJ LBO Plans Management Corporation
                      ------------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.

Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------

Anthony F. Daddino                    11 Madison Avenue                Chief Administrative Officer,      USA
President                             New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Vincent DeGiaimo                      277 Park Avenue                  Investment Banker                  USA
Senior Vice President                 New York, NY 10172

Edward A. Poletti                     277 Park Avenue                  Principal, DLJ Merchant Banking,   USA
Senior Vice President and Controller  New York, NY 10172               Inc.

James D. Allen                        277 Park Avenue                  Vice President, Donaldson,         USA
Vice President                        New York, NY 10172               Lufkin & Jenrette Securities
                                                                       Corporation

Ivy B. Dodes                          277 Park Avenue                  Senior Vice President/Principal,   USA
Vice President and                    New York, NY 10172               DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                       277 Park Avenue                  Vice President, Donaldson,         USA
Vice President                        New York, NY 10172               Lufkin & Jenrette Securities
                                                                       Corporation

Osamu Watanabe                        2121 Avenue of the Stars         Vice President, Donaldson,         USA
Vice President                        30th Floor                       Lufkin & Jenrette Securities
                                      Los Angeles, CA 90067            Corporation

Arthur S. Zuckerman                   277 Park Avenue                  Chief Administrative Officer,      USA
Vice President                        New York, NY 10172               Sprout Group

Richard A. Scardina                   277 Park Avenue                  Assistant Vice President,          USA
Divisional Vice President             New York, NY 10172               Donaldson, Lufkin & Jenrette
                                                                       Securities Corporation

                                                                      Schedule E
                                                                      ----------

                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                     Credit Suisse First Boston (USA), Inc.
                     --------------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.

Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Joe L. Roby                             11 Madison Avenue New York,    Chairman, Credit Suisse First      USA
Board Member                            NY 10010                       Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Financial and Administrative      New York, NY 10010             Credit Suisse First Boston
Officer and Board Member                                               business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Garrett M. Moran                        11 Madison Avenue              Head of Private Equity, Credit     USA
Division Head of Private Equity         New York, NY 10010             Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Head of Private Equity, Credit     USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Division Head-Finance, Administration   New York, NY 10010             Board and Chief Financial
and Operations and Board Member                                        Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Robert M. Baylis                        11 Madison Avenue              Member of the Board of Directors   USA
Board Member                            New York, NY 10010             for various unaffiliated
                                                                       companies and organizations

Philip K. Ryan                          11 Madison Avenue              Member of the Executive Board      USA
Board Member                            New York, NY 10010             and Chief Financial Officer,
                                                                       Credit Suisse Group

Maynard J. Toll, Jr.                    11 Madison Avenue              Retired Investment Banker;         USA
Board Member                            New York, NY 10010             Chairman, Edmund S. Muskie
                                                                       Foundation; President, Nelson &
                                                                       Toll Properties, Ltd.

                                                                      Schedule F
                                                                      ----------

                        Directors and Executive Officers
                        --------------------------------

                                       of
                                       --

                        Credit Suisse First Boston, Inc.
                        --------------------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.

Name and Title                          Business Address               Principal Occupation               Citizenship
--------------                          ----------------               --------------------               -----------

Joe L. Roby                             11 Madison Avenue              Chairman, Credit Suisse First      USA
Board Member                            New York, NY 10010             Boston business unit

Allen D. Wheat                          11 Madison Avenue              Chairman of the Executive Board    USA
President and Chief Executive Officer   New York, NY 10010             and President and Chief
and Board Member                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Anthony F. Daddino                      11 Madison Avenue              Chief Administrative Officer,      USA
Chief Administrative Officer and        New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Brady W. Dougan                         11 Madison Avenue              Head of Equities, Credit Suisse    USA
Division Head-Equities and Board        New York, NY 10010             First Boston business unit
Member

D. Wilson Ervin                         11 Madison Avenue              Head of Strategic Risk             USA
Head of Strategic Risk Management       New York, NY 10010             Management, Credit Suisse First
                                                                       Boston business unit

David C. Fisher                         11 Madison Avenue              Chief Accounting Officer, Credit   USA
Chief Accounting Officer                New York, NY 10010             Suisse First Boston business unit

Gates H. Hawn                           11 Madison Avenue              Head of Financial Services,        USA
Head of Financial Services Group and    New York, NY 10010             Credit Suisse First Boston
Board Member                                                           business unit

Stephen A. M. Hester                    11 Madison Avenue              Head of Fixed Income, Credit       USA
Division Head-Fixed Income and Board    New York, NY 10010             Suisse First Boston business unit
Member

Hamilton E. James                       11 Madison Avenue              Co-Head of Investment Banking,     USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Christopher G. Martin                   11 Madison Avenue              Head of Technology, Operations     USA
Head of Technology, Operations and      New York, NY 10010             and Finance, Credit Suisse First
Finance                                                                Boston business unit

Joseph T. McLaughlin                    11 Madison Avenue              Executive Vice President, Legal    USA
General Counsel and Board Member        New York, NY 10010             and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit

Robert C. O'Brien                       11 Madison Avenue              Chief Credit Officer, Credit       USA
Chief Credit Officer                    New York, NY 10010             Suisse First Boston business unit

Richard E. Thornburgh                   11 Madison Avenue              Vice-Chairman of the Executive     USA
Chief Financial Officer and             New York, NY 10010             Board and Chief Financial
Board Member                                                           Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Charles G. Ward, III                    11 Madison Avenue              Co-Head Investment Banking,        USA
Division Co-Head-Investment Banking     New York, NY 10010             Credit Suisse First Boston
and Board Member                                                       business unit

Lewis H. Wirshba                        11 Madison Avenue              Treasurer, Credit Suisse First     USA
Treasurer                               New York, NY 10010             Boston business unit

Garret M. Moran                         11 Madison Avenue              Head of Private Equity, Credit     USA
Head of Private Equity                  New York, NY 10010             Suisse First Boston business unit






                                                                      Schedule G
                                                                      ----------

                 Executive Board Members and Executive Officers
                 ----------------------------------------------

                                       of
                                       --

                             the CSFB business unit
                             ----------------------

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.

Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------

Allen D. Wheat                        11 Madison Avenue                Chairman of the Executive Board    USA
Chairman                              New York, NY 10010               and President and Chief
                                                                       Executive Officer, Credit Suisse
                                                                       First Boston business unit and
                                                                       Member of the Executive Board,
                                                                       Credit Suisse Group

Brady W. Dougan                       11 Madison Avenue                Head of Equities, Credit Suisse    USA
Board Member                          New York, NY 10010               First Boston business unit

Stephen A.M. Hester                   11 Madison Avenue                Head of Fixed Income, Credit       United Kingdom
Board Member                          New York, NY 10010               Suisse First Boston business unit

David C. Mulford                      One Cabot Square                 Chairman International, Credit     United Kingdom
Board Member                          London, England                  Suisse First Boston
                                      E14 4QJ

Stephen E. Stonefield                 One Raffles Link                 Chairman of Pacific Region,        USA
Board Member                          Singapore                        Credit Suisse First Boston

Charles G. Ward, III                  11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Anthony F. Daddino                    11 Madison Avenue                Chief Administrative Officer,      USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Hamilton E. James                     11 Madison Avenue                Co-Head of Investment Banking,     USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Gates H. Hawn                         11 Madison Avenue                Head of Financial Services,        USA
Board Member                          New York, NY 10010               Credit Suisse First Boston
                                                                       business unit

Bennett Goodman                       277 Park Avenue                  Managing Director and Global       USA
Board Member                          New York, NY 10172               Head of Leveraged Finance Fixed
                                                                       Income Division, Credit Suisse
                                                                       First Boston business unit

David S. Moore                        11 Madison Avenue                Deputy Head of Global Equity       USA
Board Member                          New York, NY 10010               Trading, Credit Suisse First
                                                                       Boston business unit

Joe L. Roby                           11 Madison Avenue                Chairman, Credit Suisse First      USA
Board Member                          New York, NY 10010               Boston business unit

Paul Calello                          11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Head of Equity
                                                                       Derivatives and Convertibles Unit

Christopher Carter                    17 Columbus Courtyard            Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Chairman,
                                      E14 4DA                          Global Equity Capital Markets
                                                                       and Head of European Investment
                                                                       Banking

James P. Healy                        11 Madison Avenue                Managing Director, Credit Suisse   USA
Board Member                          New York, NY 10010               First Boston and Global Head of
                                                                       Emerging Market Group

John Nelson                           One Cabot Square                 Chairman, Credit Suisse First      United Kingdom
Board Member                          London, England                  Boston Europe Limited
                                      E14 4QJ

Trevor Price                          One Cabot Square                 Managing Director, Credit Suisse   United Kingdom
Board Member                          London, England                  First Boston and Head of
                                      E14 4QJ                          Developed Markets Rates Business
                                                                       in the Fixed Income Division

Richard E. Thornburgh                 11 Madison Avenue                Vice-Chairman of the Executive     USA
Board Member                          New York, NY 10010               Board and Chief Financial
                                                                       Officer, Credit Suisse First
                                                                       Boston business unit and Member
                                                                       of the Executive Board, Credit
                                                                       Suisse Group

Joseph T. McLaughlin                  11 Madison Avenue                Executive Vice President, Legal    USA
Board Member                          New York, NY 10010               and Regulatory Affairs, Credit
                                                                       Suisse First Boston business unit
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